SHINSEI BANK

SHINSEI BANK, LIMITED
1-8, UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-8501, JAPAN
TEL: 03-5511-5111 TLX J24308

File No. 82-34775
May 7, 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Shinsei Bank, Limited – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

A. English Language Documents

(1) Press release dated May 6, 2004 (Attached hereto as Exhibit A-1)

B. Japanese Language Documents

(1) Press release dated May 6, 2004 (English Translation attached hereto as Exhibit B-1, the same as A-1)

Very truly yours,

Shinsei Bank, Limited

By:
Name: Kazumi Kojima
Title: General Manager
Corporate Communications Division

dw 5/19

Exhibit A - 1

CITIC Capital Markets Holding Limited
Marubeni Corporation
Shinsei Bank, Limited
Sumitomo Trust & Banking

PRESS RELEASE

CITIC Japan Fund Established

-- Targets Japanese companies expanding to China --

TOKYO, JAPAN (Thursday, May 6, 2004) – CITIC Capital Markets Holding Limited ("CITIC Capital"), Marubeni Corporation ("Marubeni"), Shinsei Bank, Limited ("Shinsei Bank") and Sumitomo Trust & Banking ("Sumitomo Trust") announced today the establishment of CITIC Japan Partners L.P., a JPY 20 billion private equity fund focused on assisting Japanese corporations accelerate their China growth strategy. The fund will invest in Japanese corporations and provide growth capital to those companies which have strong expansion potential in China, particularly in the following sectors: auto parts, electronics, industrial machinery and equipment, chemicals and pharmaceuticals.

According to Japan's Ministry of Economy, Trade and Industry (METI), in 2003, Greater China accounted for almost 25% of Japan's exports, becoming Japan's largest export market for the first time ever. Japan's exports to China continue to grow along with the robust economic development of China's domestic economy, and the China market is one of the most interesting growth opportunities for Japanese companies.

Yichen Zhang, the CEO of CITIC Capital, the international investment banking and asset management arm of CITIC Group, said, "Having opened its first Tokyo office in 1983, CITIC has almost 25 years of experience in helping the world's largest corporations successfully enter the China market. Our new Japan fund aims to use CITIC's unique resources to help open up the China market in partnership with the management of middle market Japanese companies."

CITIC Japan Partners recently successfully completed its initial fundraising, and is expected to reach its targeted funding amount by mid-2004. Anchor investors are Marubeni, Shinsei Bank and Sumitomo Trust.

Brian J. Doyle, the managing director of CITIC Capital's private equity group said, "Our Japanese partners are well-established companies with outstanding networks in the Japanese business community. We are very excited to begin the process of reaching out to their clients to help them capitalize on China growth opportunities."

About CITIC Capital Markets Holdings Limited ("CITIC Capital"):
Owned by China CITIC Group in Beijing, CITIC Pacific Limited in Hong Kong, and CITIC International Financial Holdings Limited, CITIC Capital provides financial services in investment banking, asset management and securities brokerage by leveraging its world-class financial expertise and the vast resources and network of the China CITIC Group. CITIC Capital has offices in Hong Kong, Shanghai, and Tokyo.

About China CITIC Group:
Founded in 1979, China CITIC Group is China's largest government investment company and has developed into the most comprehensive financial services provider in China. CITIC's financial services include commercial banking (CITIC Industrial Bank and CITIC Ka Wah Bank), investment banking and asset management (CITIC Capital), securities brokerage (CITIC Securities) and trust banking (CITIC Trust). CITIC also has major investments in the industrial sector and over 300 joint ventures in China with many major multi-national firms.

Exhibit B-1

CITIC Capital Markets Holding Limited
Marubeni Corporation
Shinsei Bank, Limited
Sumitomo Trust & Banking

PRESS RELEASE

CITIC Japan Fund Established

-- Targets Japanese companies expanding to China --

TOKYO, JAPAN (Thursday, May 6, 2004) – CITIC Capital Markets Holding Limited ("CITIC Capital"), Marubeni Corporation ("Marubeni"), Shinsei Bank, Limited ("Shinsei Bank") and Sumitomo Trust & Banking ("Sumitomo Trust") announced today the establishment of CITIC Japan Partners L.P., a JPY 20 billion private equity fund focused on assisting Japanese corporations accelerate their China growth strategy. The fund will invest in Japanese corporations and provide growth capital to those companies which have strong expansion potential in China, particularly in the following sectors: auto parts, electronics, industrial machinery and equipment, chemicals and pharmaceuticals.

According to Japan's Ministry of Economy, Trade and Industry (METI), in 2003, Greater China accounted for almost 25% of Japan's exports, becoming Japan's largest export market for the first time ever. Japan's exports to China continue to grow along with the robust economic development of China's domestic economy, and the China market is one of the most interesting growth opportunities for Japanese companies.

Yichen Zhang, the CEO of CITIC Capital, the international investment banking and asset management arm of CITIC Group, said, "Having opened its first Tokyo office in 1983, CITIC has almost 25 years of experience in helping the world's largest corporations successfully enter the China market. Our new Japan fund aims to use CITIC's unique resources to help open up the China market in partnership with the management of middle market Japanese companies."

CITIC Japan Partners recently successfully completed its initial fundraising, and is expected to reach its targeted funding amount by mid-2004. Anchor investors are Marubeni, Shinsei Bank and Sumitomo Trust.

Brian J. Doyle, the managing director of CITIC Capital's private equity group said, "Our Japanese partners are well-established companies with outstanding networks in the Japanese business community. We are very excited to begin the process of reaching out to their clients to help them capitalize on China growth opportunities."

About CITIC Capital Markets Holdings Limited ("CITIC Capital"):
Owned by China CITIC Group in Beijing, CITIC Pacific Limited in Hong Kong, and CITIC International Financial Holdings Limited, CITIC Capital provides financial services in investment banking, asset management and securities brokerage by leveraging its world-class financial expertise and the vast resources and network of the China CITIC Group. CITIC Capital has offices in Hong Kong, Shanghai, and Tokyo.

About China CITIC Group:
Founded in 1979, China CITIC Group is China's largest government investment company and has developed into the most comprehensive financial services provider in China. CITIC's financial services include commercial banking (CITIC Industrial Bank and CITIC Ka Wah Bank), investment banking and asset management (CITIC Capital), securities brokerage (CITIC Securities) and trust banking (CITIC Trust). CITIC also has major investments in the industrial sector and over 300 joint ventures in China with many major multi-national firms.